United States securities and exchange commission logo





                              October 18, 2021

       James Xilas
       Chief Executive Officer
       Blubuzzard, Inc.
       640 Douglas Avenue
       Dunedin, FL 34698

                                                        Re: Blubuzzard, Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed September 21,
2021
                                                            File No. 000-56019

       Dear Mr. Xilas:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 10-12G Filed September 21, 2021

       General

   1. We cannot agree with your response to comment 2 in our letter dated August 4, 2021.
                                                        Accordingly, please
revise your registration statement to disclose that you previously registered your common
stock pursuant to Section 12(g) of the Exchange Act but did not file all required
periodic reports during the time which you had a Section 13(a) reporting obligation. In the
alternative, direct us to your annual report on Form 10-K for the fiscal year ended December 31,
2020 and your quarterly reports on Form 10-Q for the periods ended June 30, 2020,
September 30, 2020, and March 31, 2021. Please also revise to disclose any material
impact that being delinquent in the filings of your periodic reports had on the quotation or
trading of your securities on OTC Pink and/or OTC Markets. For example only, we note
that your common stock is currently traded on a private market where securities are
restricted from public quoting or trading, that no firm is making a
 James Xilas
FirstName
Blubuzzard,LastNameJames Xilas
            Inc.
Comapany
October 18,NameBlubuzzard,
            2021           Inc.
October
Page 2 18, 2021 Page 2
FirstName LastName
         market in your stock on OTC Link, and that you are currently identified as "Dark or
         Defunct."
2. We note your response to comments 3 and 4. Please revise your registration statement to disclose, if true, that you previously intended "to digitize silver" but have subsequently
         "abandoned the fintech business" and these efforts. Please also disclose, if true, that
         "neither BluBuzzard nor BluBuzzard Advisors ever sold or purchased any 'nuggets' and no customer ever received a 'nugget.'" Please make corresponding disclosures, if true, regarding "buzCoins" and any other digital asset whose value purportedly related to the value of silver. Please also disclose, if true, that "BluBuzzard Advisors is registered with the SEC, but it has not conducted any business or solicited any clients. It has no clients;
         no assets under management; and relatedly, no costs or fees related to providing such services."

         We note your statement in the response letter, dated September 21, 2021, that
            BluBuzzard     never engaged in a securities offering   ." We also
note your public
         statements in the Company   s press releases dated April 27, 2020, May
4, 2020, and May
         15, 2020 that    bB is offering a free buzCoin to the first 5,000
individuals who open an
         account   .   ,    bB was offering a free buzCoin to the first 5,000
individuals who opened an
         account, tested its desktop and mobile site, and then provided constructive feedback by completing the Survey. As of this press release, bB has 3,977 free buzCoins remaining.
         Sign up and get yours now   .   , and    Don't forget to complete the
survey, and have your
         account credited with a free    nugget    currently valued at around
$17 at bluBuzzard.com.
         This offer will end on June 15, 2020.    We note the press releases
are available at
         financialbuzz.com, among other websites. For example, see

www.financialbuzz.com/blubuzzard-inc-begins-process-to-register-its-ria/. We also note
         that your website stated that    the first 5,000 individuals to open a
bluBuzzard beta phase
         account and complete our survey will receive a free nugget.    Please
provide us with a
         detailed legal analysis for your exemption from registration under the Securities Act of
         1933 for the offering referenced in the above statements.
3. Please note that your registration statement becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange
         Act of 1934 even if comments remain outstanding. In that case consider withdrawing the
         Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.
Business
Business Development, page 3

4. We note your revision in response to comment 5. Please further revise to disclose the price paid by Lykato Group, LLC in the October 21, 2019 share purchase transaction.
         Please also revise your Exhibit Index to include this agreement or provide us with your analysis for why this is not required pursuant to Item 601 of Regulation S-K. To the extent you wish to incorporate any exhibits by reference, please include an active
 James Xilas
Blubuzzard, Inc.
October 18, 2021
Page 3
      hyperlink in your Exhibit Index. Refer to Exchange Act Rule 12b-23(d). Directors and Executive Officers
James Xilas..., page 9

5. We note your response to comment 6. Please also revise your registration statement to disclose Mr. Xilas' relationship with Blu Nugget, LLC, and its role in any offering of digital assets by you and/or Blubuzzard Advisors.
Related Party Transactions, page 10

6. We note your response to comment 7. Please also revise your registration statement to disclose, if true, that Mr. Xilas has no present or former affiliation with Mr. DeNunzio or
      Mr. Moody.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-
3295 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham at 202-551-3783 or David Link at 202-551-
3356 with any other questions.



                                                            Sincerely,
FirstName LastNameJames Xilas
                                                            Division of
Corporation Finance
Comapany NameBlubuzzard, Inc.
                                                            Office of Real
Estate & Construction
October 18, 2021 Page 3
cc:       Adam Katz, Esq.
FirstName LastName